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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2020__ AND ENDING __12/31/2020__

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **American Discovery Advisors, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

11150 Santa Monica Boulevard, Suite 1425

(No. and Street)

Los Angeles   **CA**   **90025**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                   Carol Ann Kinzer   678-525-0992

(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's. P.C.

(Name – if individual, state last, first, middle name)

3535 Roswell Rd. Suite 32	**Marietta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ **John Joliet** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ **American Discovery Advisors, LLC** _____ , as

of _____ **December 31** _____ , 20 **20** , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature   3/29/2021

President

Title

_____   *sue attached*

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _Los Angeles_

Subscribed and sworn to (or affirmed) before me on this _29_ day of _March_ , 20 _21_, by
_____ John Joliet _____,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

J. R. ATLAS
Notary Public - California
Los Angeles County
Commission # 2277039
My Comm. Expires Mar 5, 2023

(Seal)

Signature _____

American Discovery Advisors, LLC
(A Limited Liability Company)
Financial Statements for the Year Ended
December 31, 2020
and Report of Independent Registered Public Accounting Firm

American Discovery Advisors, LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	18,131,772
Accounts receivable		15,092
Due from affiliates		118,032
Furniture, fixtures and improvements, net of accumulated depreciation of $1,739		62,483
Prepaid expenses and other asset		17,744
Right of use asset - operating lease		1,093,381
Security deposit		26,846
Total assets	$	19,465,350

Liabilities and Members' Equity

Liabilities:

Accounts payable and accrued expenses	$	4,090,564
Due to affiliates		34,634
Deferred revenue		602,664
Operating lease liability - right to use		1,093,381
Other liability		11,929
Total liabilities		5,833,172

Members' equity:

Initial member contributions		360,000
Retained earnings		13,272,178
Total members' equity		13,632,178
Total liabilities and members' equity	$	19,465,350

The accompanying notes are an integral part of these financial statements.

AMERICAN DISCOVERY ADVISORS, LLC

Notes to Financial Statements
For the year ended December 31, 2020

NOTE A – ORGANIZATION

American Discovery Advisors, LLC (the "Company"), a Delaware limited liability corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed in 2016. As a limited liability company, the liability of the members is limited to their equity contributions. The Company's registration as a broker-dealer with the SEC and FINRA became effective September 26, 2018.

The Company's offices are located in Los Angeles, California and its primary business is the provision of merger and acquisition advisory services, private capital raising, and financial advisory services to privately held and public companies. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE B – LIQUIDITY AND CAPITAL RESOURCES

The Company's financial results are subject to certain risks, expenses, and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include adverse market conditions and resulting fluctuations in demand for the Company's services, as well as other risks and uncertainties.

The Company has historically funded its operations with initial equity contributions from its stockholders, as well as cash received in conjunction with its client engagement in the form of periodic retainer fees or success fees that are received from clients upon the completion of a transaction. The Company's ability to continue to generate positive cash flows depends on a variety of factors including the continued development and successful marketing of the Company's services. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

NOTE C – SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Preparation

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, as required by the SEC and FINRA.

NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

2. Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

3. Cash and Cash Equivalents

The Company considers cash equivalents to include investments with maturity dates of 90 days or less.

The Company maintains cash balances that at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

4. Accounts Receivable

Accounts Receivable primarily represent amounts due from investment banking clients. An allowance is made for receivables that are deemed uncollectible by management. Management believes that all accounts receivable as of December 31, 2020 are collectible and therefore no allowance has been provided for uncollectible accounts.

5. Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. The Company capitalizes all major additions, depreciation is provided using a straight-line basis over the estimated useful lives of the assets (five to fifteen years). Depreciation expense was $1,739 for the year ended December 31, 2020.

6. Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate revenue where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the

NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by providing services to a client. Revenue received prior to satisfying performance obligations is reflected as deferred revenue on the statement of financial condition. Deferred revenue as of December 31, 2020 was $590,000.

Services include agreements to provide advisory services to customers for which the Company charges the customer fees. The Company provides corporate finance advisory services including mergers and acquisitions, reorganizations, tender offers, leverage buyouts, fundraising activity and the pricing of securities to be issued.

We do not anticipate new disclosures to include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

Advisory Fees

Service revenues include both retainer fees payable under engagement letters with clients, as well as advisory fees that are paid by clients upon the successful completion of a transaction. Advisory fees and retainer fees are recognized as earned in accordance with engagement letters signed with investment banking clients. Retainer fees are billed monthly to these clients for a minimum term and are often creditable against advisory fees.

Reimbursable Expenses

The Company bills its clients for actual out-of-pocket expenses incurred with engagements, such as airfare, hotels, meals and other travel-related expenses, as well as certain other expenses incurred such as photocopying, information services, courier, and other administrative expenses, which may be subject to a nominal markup. Expenses which are reimbursable in accordance with engagement letters are recognized as earned. The reimbursable expenses are $34,884 for the current year and are included in other expenses on the statement of operations.

7. **Income Taxes**

The Company, with the consent of its members, is organized as a limited liability company for tax purposes and has elected, for federal and state income tax

NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

purposes, to be treated as an LLC under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the stockholders of the Company, and there is no state or federal tax provision reported by the Company. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company implemented ASC 740-10-65-1 Uncertain Tax Positions. For the year ended December 31, 2020, the Company had no uncertain tax positions.

8. **Leases**

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incrementable borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (*i.e.*, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term lease on a straight-line basis over the lease term.

AMERICAN DISCOVERY ADVISORS, LLC

Notes to Financial Statements
For the year ended December 31, 2020

NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

9. New Accounting Standards

The Company is evaluating new accounting standards and will implement as required.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $13,391,981, which was $13,075,995 in excess of its required net capital of $315,986.

The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1.

NOTE E – LEASES

The Company has an obligation under an operating lease with an initial non-cancelable term in excess of one year. On September 3, 2019, the Company entered into an amended lease agreement to expand the premises of the original lease agreement and extend the term of the lease for the period from February 28, 2022 to February 28, 2029.

Estimated future minimum office lease payments are as follows:

Year Ended December 31,	
2021	$ 179,948
2022	187,928
2023	196,228
2024	204,907
2025	213,964
Thereafter	743,170
Total before discount	1,726,145
Discount	632,764
Right of use asset	$ 1,093,381

NOTE E – LEASES (cont.)

Other information related to leases as of December 31, 2020:

The average discount rate is 8% and the weighted average remaining lease term for operating leases is 9 years and 1 month.

For the period ended December 31, 2020, the Company recognized lease expense of $108,028, which was net of amounts reimbursed by an affiliate (see Note G).

NOTE F – COMMITMENTS AND CONTINGENCIES

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. As of December 31, 2020, the Company is not aware of any risks or legal action which would have a material impact on the financial position or operations of the Company, other than as disclosed in the Litigation paragraph below.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. As of December 31, 2020, the Company has accrued estimated expenses totaling $1,500,000 in connection with pending litigation, and $1,500,000 in accrued commissions. These amounts are included in accounts payable and accrued expenses on the statement of financial condition.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

NOTE G – RELATED-PARTY TRANSACTIONS

The Company shares certain expenses with an affiliate, American Discovery Investment Advisors, LLC ("ADIA"). The shared expenses relate primarily to compensation and benefits for shared contractors and staff, certain IT and software expenses utilized by both companies, lease expenses for shared office space under a lease agreement, and leasehold improvements. Included in the accompanying financial statements, expenses charged to ADIA totaled $331,262 with $77,327 receivable net of $3,048 allocated sublease income as of December

NOTE G – RELATED-PARTY TRANSACTIONS (cont.)

31, 2020, and expenses charged to the Company by ADIA totaled $19,284 which is payable as of December 31, 2020. As of December 31, 2020, the Company has $15,350 due to an affiliate, American Discovery Capital, LLC ("ADC"), for funds that were inadvertently deposited to the Company's account and $40,705 receivable from ADC for the Company's funds deposited to ADC's bank account.

NOTE H – CONCENTRATION RISKS

The Company has contractual agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk of financial loss. With regard to the receipt of periodic retainer fees, the risk of default depends on the creditworthiness of the client counterparty. With regard to advisory fees, which tend to be much larger than retainer fees and the vast majority of client revenue, the risk of default is remote as clients are contractually bound to pay the Company at the same time the client receives proceeds upon the completion of a successful transaction. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case-by-case basis.

The Company earned approximately 84% of its total revenue from its largest customer for the year ended December 31, 2020.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated its December 31, 2020 financial statements through March 30, 2021, the date the financial statements were available to be issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements